

September 3, 2014

Via E-mail
Mr. Wilson Ferreira, Junior
CPFL Energy, Inc.
Rua Gomes De Carvalho, 1,510, 14th Floor - Suite 142
CEP 04547 – 005 Vila Olímpia – São Paulo, São Paulo
Federative Republic of Brazil

> **Re: CPFL Energy, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 4, 2014**
> **File No. 001-32297**

Dear Mr. Ferreira:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 15. Controls and Procedures, page 123

1. Please revise to disclose whether there was any change in your internal control over financial reporting that occurred during the period covered by the annual report that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 15(d) of Form 20-F.

Financial Statements, page F-1

Note (13) Property, Plant and Equipment, page F-38

2. We note your disclosure in Note 13 on page F-39 that during 2013 CPFL Renováveis "completed the review of the property, plant and equipment control of the subsidiary Bons Ventos ("BVP")" and, as a result, reclassified certain intangible assets and buildings and improvements to machinery and equipment. We also note your statement that the reclassification had no effect on depreciation expense since the useful lives of the assets were "adequate." Please tell us the specific nature of and reasons for these reclassifications and clarify the meaning of your statement that the useful lives were adequate.

Note (14.5) – IPO of CPFL Renováveis, page F-42

3. We note you recorded a R$59.3 million increase in your capital reserve and a R$269.2 million increase in other equity attributable to the non-controlling interest as a result of the IPO of CPFL Renováveis completed during 2013. We note from your disclosure in the first bullet point on page 17 that the increase in your capital reserve was due to the increase of the nominal value of the shares of CPFL Renováveis. It appears from your disclosures that you determined this adjustment based on the number shares at March 31, 2013 and on the carrying value of CPFL Renováveis as of March 31, 2013, which you disclose was the latest period prior to the IPO for which carrying value information was available. However, we note from your disclosures that the IPO was conducted in July and August 2013. Please explain to us why you used March 31, 2013 information rather than June 30, 2013 information to determine these adjustments. In addition, it is not clear how such adjustments were derived. Please provide us with your calculations.

 (18) Post-Employment Benefit Obligation, page F-58

4. Please revise to provide the disclosures regarding the fair values of plan assets by classes of assets that distinguish the nature and risk of those assets and subdivide each class of plan assets into those that have a quoted market price in an active market, as defined in IFRS 13, and those that do not. Please also disclose the fair value of your own transferrable financial instruments held as plan assets, and the fair value of plan assets that are property occupied by, or other assets used by, you. Please refer to paragraphs 142 and 143 of IAS 19 (2011) and revise your financial statements to provide this information, or tell us why you believe revision is not required.

5. Please provide the disclosures required by paragraph 147 of IAS 19 (2011) regarding the effect of your post-employment benefit plans on your future cash flows or tell us why you believe these disclosures are not required.

6. Please explain to us why the "amount of the commitment" for the post-employment benefit plans of CPFL Paulista, CPFL Piratininga, and CPFL Geração differs from the carrying amounts of the post-employment benefit obligation that is recorded by these subsidiaries in accordance with IAS 19 (2011). In doing so, explain in greater detail the nature of these "commitments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Mr. Gustavo Estrella, Chief Financial Officer,
CPFL Energy, Inc.

Mr. Eduardo Takeiti, Investor Relations Officer,
CPFL Energy, Inc.